UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No.6

                            Evrim Resources Corp.
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                              (Name of Issuer)

                          Common Stock, no par value
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                         (Title of Class of Securities)

                                  30051B100
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                                 (CUSIP Number)

                               December 31, 2015
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X]  Rule 13d-1(b)

   [ ]  Rule 13d-1(c)

   [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 30051B100

1.    NAMES OF REPORTING PERSONS Global Strategic Management, Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-1729253

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)[ ] (b)[X]

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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.     SOLE VOTING POWER          5,672,500
6.     SHARED VOTING POWER        0
7.     SOLE DISPOSITIVE POWER     5,672,500
8.     SHARED DISPOSITIVE POWER   0

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  5,672,500

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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions) [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.07%

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12.   TYPE OF REPORTING PERSON (See Instructions) IA



Item 1(a) Name of Issuer:

          Evrim Resources Corp.

Item 1(b) Address of issuer's principal executive offices:

          410-800 West Pender St.
          Vancouver, British Columbia, Canada V6C 2V6

Item 2(a) Name of person filing:

          GLOBAL STRATEGIC MANAGEMENT, INC.

Item 2(b) Address or principal business office or, if none, residence:

          P.O. Box 6643
          Annapolis, MD  21401

Item 2(c) Citizenship:

          US. Organized in Maryland.

Item 2(d) Title of Class of Securities:

          Common Stock
Item 2(e) CUSIP No.:

          30051B100

Item 3. If this statement is filed pursuant to Rule 13-d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c);

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)   Amount beneficially owned:  5,672,500 shares

          (b)   Percent of class:  11.07%

          (c)   Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:  5,672,500
                (ii)  Shared power to vote or to direct the vote:  0
                (iii) Sole power to dispose or to direct the
                      disposition of:  5,672,500
                (iv)  Shared power to dispose or to direct the
                      disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certifications

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: January 4, 2016

          By: /s/ Adrian V. Day
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          Name: Adrian V. Day
          Title: President